Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

THIRD RESTATED CERTIFICATE OF INCORPORATION

OF

GANNETT CO., INC.

Gannett Co., Inc. (the “Corporation”), a corporation organized under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors held on February 25, 2015 resolutions were adopted setting forth a proposed amendment of the Corporation’s Third Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its shareholders, and that in accordance with Section 242 of the Delaware General Corporation Law and the Corporation’s By-Laws the amendment be submitted to the Company’s shareholders for approval at the 2015 annual meeting of shareholders and included in the Corporation’s proxy materials.

The resolution setting forth the proposed amendment is as follows:

RESOLVED: That in accordance with Section 242 of the Delaware General Corporation Law, the Corporation’s Third Restated Certificate of Incorporation shall be amended so as to include a provision in the form attached hereto as Appendix A.

SECOND: That thereafter, at the Corporation’s 2015 annual meeting of shareholders, the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted by the Corporation’s Board of Directors and the shareholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Third Restated Certificate of Incorporation to be executed by its duly authorized officer, this 29th day of April, 2015.

GANNETT CO., INC.
a Delaware corporation

By:	/s/ Todd A. Mayman
Name:	Todd A. Mayman
Title:	Senior Vice President, General Counsel and Secretary

Appendix A

Amendment to Third Restated Certificate of Incorporation

The following shall be added as article ELEVENTH.

ELEVENTH: STOCK OWNERSHIP AND THE FEDERAL COMMUNICATIONS LAWS

Section 1. Restrictions on Stock Ownership or Transfer. As contemplated by this Article ELEVENTH, the Corporation may restrict the ownership, or proposed ownership, of shares of capital stock of the Corporation by any person if such ownership or proposed ownership, either by itself or in combination with the ownership or proposed ownership of shares of capital stock of the Corporation by another person, or the exercise of any rights with respect to such shares of capital stock, (a) is or could be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (b) limits or impairs or could limit or impair any business activities or proposed business activities of the Corporation or any of its subsidiaries under the Federal Communications Laws, or (c) subjects or could subject the Corporation to any regulation, condition or restriction under the Federal Communications Laws to which the Corporation would not be subject but for such ownership or proposed ownership or exercise of rights (clauses (a), (b), and (c), collectively, “FCC Regulatory Limitations”). For purposes of this Article ELEVENTH, the term “Federal Communications Laws” shall mean any law of the United States now or hereafter in effect (and any regulation thereunder), including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and regulations thereunder, pertaining to the ownership and/or operation or regulating the business activities of (x) any television or radio station, daily newspaper, cable television system, or other medium of mass communications or (y) any provider of programming content to any such medium.

Section 2. Requests for Information. If the Corporation believes that the ownership or proposed ownership of, or the exercise of any rights with respect to, shares of capital stock of the Corporation by any person (whether by reason of a change in such person’s ownership, a change in the number of shares outstanding overall or in any class, or for any other reason) may result in any FCC Regulatory Limitation and/or is or may be subject to any reporting requirement regarding such person under the Federal Communications Laws, such person shall furnish promptly to the Corporation such information (including, without limitation, information with respect to citizenship, ownership structure, other ownership interests and affiliations) as the Corporation shall request to determine whether such ownership, proposed ownership, or exercise of rights could result in any FCC Regulatory Limitation and/or to ensure compliance with any such reporting requirement.

Section 3. Denial of Rights, Refusal to Transfer. If (a) any person from whom information is requested pursuant to Section 2 of this Article ELEVENTH does not provide all the information requested by the Corporation within 15 days after such request, or (b) the Corporation shall conclude that a shareholder’s ownership or proposed ownership of, or that a shareholder’s exercise of any rights with respect to, shares of capital stock of the Corporation results or could result in any FCC Regulatory Limitation, then, in the case of either clause (a) or clause (b), the Corporation may (i) suspend those rights of stock ownership (including, without limitation, voting rights) the exercise of which causes or could cause such FCC Regulatory Limitation, (ii) refuse to permit the transfer of shares of capital stock of the Corporation to such person or allow such transfer but only on such terms and conditions as may be determined by the Corporation, (iii) redeem any or all shares of capital stock of the Corporation held by such person in accordance with the terms and conditions set forth in Section 4 of this Article ELEVENTH, and/or (iv) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such person, with a view towards obtaining such information or preventing or curing any situation which causes or could cause an FCC Regulatory Limitation; provided, however, that to the extent reasonably feasible without adversely affecting the ability of the Corporation to obtain any requested information or prevent or cure any situation which causes or could cause any FCC Regulatory Limitation, the Corporation shall use its good faith efforts (x) to cause any of the remedies listed in the preceding clauses (i)-(iv) of this sentence to be imposed in a substantially similar manner when imposed on similarly situated persons at substantially the same time, and (y) to minimize the impact of the exercise of any such remedy on the interests in the Corporation of the subject persons (and shall not exercise the redemption remedy set forth in clause (iii) to prevent or cure any situation which causes or could cause any FCC Regulatory Limitation unless the remedies set forth in clauses (i) and (ii) would be insufficient to so prevent or cure such situation). Any such suspension of rights or refusal to transfer pursuant to clauses (i) and (ii), respectively, of the immediately preceding sentence shall remain in effect until the requested information has been received and/or the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in an FCC Regulatory Limitation, in which case the Corporation shall promptly so notify such transferee(s) or shareholder(s).

Section 4. Terms and Conditions of Redemption. The terms and conditions of redemption pursuant to clause (iii) of the first sentence of Section 3 of this Article ELEVENTH shall be as follows:

(a) the redemption price of any shares of the Corporation to be redeemed pursuant to clause (iii) of the first sentence of Section 3 of this Article ELEVENTH shall be equal to the Fair Market Value (as hereinafter defined) of such shares;

(b) the redemption price of such shares will be paid in cash;

(c) if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Corporation, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Corporation;

(d) at least 15 days’ prior written notice of the Redemption Date (as hereinafter defined) shall be given to the holders of the shares that have been selected to be redeemed (except for any such holder that has waived such notice in writing); provided that, notwithstanding the foregoing, the Redemption Date may be the date on which written notice is given to the holders of the shares that have been selected to be redeemed if the cash necessary to effect the redemption shall have been indefeasibly deposited in trust for the benefit of such holders and is then subject to prompt payment to them upon surrender to the Corporation of the share certificates or, in the case of uncertificated shares, other evidence of ownership, in each case in compliance with the policies and procedures of the Corporation’s transfer agent and of the Depositary Trust Company, if applicable;

(e) from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on shares (including declared and unpaid dividends) of the same class or series as such shares), shall cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash payable upon redemption; and

(f) such other terms and conditions as the Corporation shall determine that are necessary or advisable in connection with such redemption.

Section 5. Certain Definitions. For purposes of this Article ELEVENTH:

(a) “Fair Market Value” shall mean, with respect to a share of the Corporation of any class or series, the volume weighted average sales price for such a share on the principal national securities exchange on which such capital stock is then listed during the 20 most recent trading days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to Section 4(d) of this Article ELEVENTH; provided, however, that if such shares are not listed for trading on any national securities exchange, Fair Market Value shall mean the average of the reported bid and asked prices in any over-the-counter quotation system selected by the Corporation during the 20 most recent trading days during which such shares were traded immediately preceding the day on which notice of redemption shall be given pursuant to Section 4(d) of this Article ELEVENTH, or if such shares are not listed for trading on any national securities exchange and trading of such shares is not reported in any over-the-counter quotation system, Fair Market Value shall be determined by the Corporation and its financial advisor.

(b) “person” shall include not only natural persons but partnerships (limited or general), associations, corporations, limited liability companies, joint ventures, governmental entities, trusts, and other legal entities or organizations.

(c) “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of the Corporation pursuant to Section 4(d) of this Article ELEVENTH.

(d) “regulation” shall include not only regulations but rules, published policies and published controlling interpretations by an administrative agency or body empowered to administer any Federal Communications Law.

Section 6. Legends. The Corporation may note on the certificates of its capital stock that the shares represented by such certificates are subject to the restrictions set forth in this Article ELEVENTH.

Section 7. Interpretation. The grant of specific powers to the Corporation and/or the Board of Directors under this Article ELEVENTH shall not be deemed to preclude or restrict the Corporation and/or the Board of Directors from pursuing, alternatively or concurrently, any other remedy or alternative course of action available to the Corporation. In the case of an ambiguity in the application of any of the provisions of this Article ELEVENTH, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its understanding or knowledge of the circumstances. The Corporation and/or Board of Directors shall have the power to determine whether to take any action or actions, which action or actions to take and the methods of implementing any action or actions to be taken, so long as any action taken is not contrary to the provisions of this Article ELEVENTH. All actions, calculations, interpretations and determinations which are done or made by the Corporation and/or the Board of Directors pursuant to this Article ELEVENTH shall be made in the Corporation’s and/or the Board of Directors’ sole discretion and shall be conclusive and binding on the Corporation and all other persons for all purposes of this Article ELEVENTH. Nothing in this Article ELEVENTH shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

Section 8. Severability. If any provision of this Article ELEVENTH or the application of any such provision to any person under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Article ELEVENTH or the application of such provision to any other person.